Exhibit 99.1

LexinFintech Holdings Ltd. Appoints Chief Human Resources Officer

SHENZHEN, China, February 22, 2019 /PRNewswire/ — LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (Nasdaq: LX), a leading fintech platform for educated young adults in China, today announced that it has appointed Ms. Shirley Yang as the Company’s Chief Human Resources Officer, effective February 22, 2019.

Ms. Yang has over 15 years of experience in various senior human resources positions. Prior to joining us, she served as an Assistant General Manager at Tencent’s Interactive Entertainment Group in charge of human resources for overseas business. Prior to that, she held senior human resources executive positions at major multinational companies including Walmart. Other than the Chinese mainland, she also has overseas working experience in North America and Hong Kong. Ms. Yang holds a college degree from Ningbo University and an MBA degree from the Hong Kong University of Science and Technology.

“We are delighted to welcome Shirley to our team,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “Shirley brings a combination of passion and in-depth understanding of developing and managing human resources through key business stages, which is important to Lexin. We are very much looking forward to working closely with her as we continue to grow our business.”

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumer finance platform for educated young adults in China. As one of China’s leading financial technology companies, Lexin integrates its e-commerce-driven installment finance platform, Fenqile, with advanced risk management technologies, the Company’s Dingsheng asset distribution technology platform, and the Company’s Juzi Licai online investment platform for individual investors, to create a comprehensive consumer finance ecosystem. The Company utilizes technologies including big data, cloud computing and artificial intelligence to enable the near-instantaneous matching of users funding requests with offers from the Company’s more than 30 funding partners, which include commercial banks, consumer finance companies, and other licensed financial institutions.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:
Tony Hung
Tel: +86 (755) 3637-8888 ext. 6258
E-mail: IR@lexinfintech.com

Media inquiries:
Limin Chen
Tel: +86 (755) 3637-8888 ext. 6993
E-mail: liminchen@lexinfintech.com

SOURCE LexinFintech Holdings Ltd.